Exhibit 99.4

Total financial statements

Third quarter and first nine months 2003 consolidated accounts, French GAAP

CONSOLIDATED STATEMENTS OF INCOME
Total

Third quarter	Third quarter			9 months	9 months
2003	2002		Amounts in millions of euros (1)	2003	2002
(unaudited)	(unaudited)			(unaudited)	(unaudited)

24,469	25,423		Sales	77,119	75,642
(20,307)	(21,331)		Operating expenses	(63,815)	(63,805)
(1,264)	(1,257)		Depreciation, depletion, and amortization	(3,672)	(3,877)

			Operating income
(41)	(56)		Corporate	(163)	(162)
2,939	2,891		Business segments*	9,795	8,122

2,898	2,835		Total operating income	9,632	7,960

(27)	(60)		Interest expense, net	(111)	(127)
20	35		Dividend income on non-consolidated subsidiaries	96	119
(1)	(3)		Dividends on subsidiaries’ redeemable preferred shares	(4)	(8)
(134)	81		Other income (expense), net	(628)	100
(1,317)	(1,398)		Provision for income taxes	(4,168)	(3,884)
342	229		Equity in income (loss) of affiliates	868	644

1,781	1,719		Income before amortization of acquisition goodwill	5,685	4,804

(32)	(34)		Amortization of acquisition goodwill	(98)	(118)

1,749	1,685		Consolidated net income	5,587	4,686

39	48		of which minority interest	152	117

1,710	1,637		NET INCOME**	5,435	4,569

2.71	2.45		Earnings per share (euro)***	8.52	6.82

2,939	2,824	*	Operating income from business segments, excluding non-recurring items	9,795	8,101

1,570	1,525		Net operating income from business segments, excluding non-recurring items	5,340	4,407

1,710	1,600	**	Net income (Group share), excluding non-recurring items	5,597	4,651

2.71	2.40	***	Earnings per share, excluding non-recurring items (euro)	8.77	6.94

		(1) Except for earnings per share

CONSOLIDATED BALANCE SHEETS
Total

	Amounts in millions of euros

	30/09/2003	30/06/2003	31/12/2002	30/09/2002
	(unaudited)	(unaudited)		(unaudited)

ASSETS
NON-CURRENT ASSETS :
Intangible assets, net	2,089	2,205	2,752	3,001
Property, plant, and equipment, net	37,146	36,661	38,592	39,972
Equity affiliates : investments and loans	8,078	7,738	7,710	7,833
Other investments	1,228	1,235	1,221	1,241
Other non-current assets	3,527	3,669	3,735	3,130

Total non-current assets	52,068	51,508	54,010	55,177

CURRENT ASSETS :
Inventories, net	6,163	5,980	6,515	6,366
Accounts receivable, net	12,111	12,418	13,087	13,117
Prepaid expenses and other current assets	5,057	4,950	5,243	5,794
Short-term investments	1,413	1,663	1,508	1,426
Cash and cash equivalents	9,676	9,532	4,966	10,789

Total current assets	34,420	34,543	31,319	37,492

TOTAL ASSETS	86,488	86,051	85,329	92,669

LIABILITIES & SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY :
Common shares	6,788	6,881	6,872	7,103
Paid-in surplus and retained earnings	32,352	31,776	30,514	33,004
Cumulative translation adjustment	(2,197)	(1,946)	(830)	(102)
Treasury shares	(6,662)	(6,960)	(4,410)	(6,451)

Total shareholders’ equity	30,281	29,751	32,146	33,554

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	429	438	477	507

MINORITY INTEREST	637	620	724	837

LONG-TERM LIABILITIES :
Deferred income taxes	5,628	6,106	6,390	6,586
Employee benefits	4,009	3,896	4,103	3,231
Other liabilities	6,623	6,462	6,150	5,957

Total long-term liabilities	16,260	16,464	16,643	15,774

LONG-TERM DEBT	9,849	9,906	10,157	10,989

CURRENT LIABILITIES :
Accounts payable	9,496	9,256	10,236	9,303
Other creditors and accrued liabilities	10,771	10,331	9,850	11,942
Short-term borrowings and bank overdrafts	8,765	9,285	5,096	9,763

Total current liabilities	29,032	28,872	25,182	31,008

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	86,488	86,051	85,329	92,669

CONSOLIDATED STATEMENTS OF CASH FLOWS
Total

Third quarter	Third quarter		9 months	9 months
2003	2002	Amounts in millions of euros	2003	2002
(unaudited)	(unaudited)		(unaudited)	(unaudited)

		CASH FLOW FROM OPERATING ACTIVITIES
1,749	1,685	Consolidated net income	5,587	4,686
1,340	1,337	Depreciation, depletion, and amortization	3,904	4,161
(243)	(235)	Long-term liabilities, valuation allowances, and deferred taxes	(409)	(110)
90	78	Unsuccessful exploration costs	251	322
(28)	(96)	(Gains)/Losses on sales of assets	127	(504)
(298)	(180)	Equity in income of affiliates (in excess of)/less than dividends received	(489)	(312)
6	3	Other changes, net	9	(8)

2,616	2,592	Cash flow from operating activities before changes in working capital	8,980	8,235
633	873	(Increase)/Decrease in operating assets and liabilities	1,225	538

3,249	3,465	CASH FLOW FROM OPERATING ACTIVITIES (1)	10,205	8,773

		CASH FLOW FROM INVESTING ACTIVITIES
(1,384)	(1,618)	Intangible assets and property, plant, and equipment additions	(3,915)	(4,968)
(92)	(73)	Exploration expenditures charged to expenses	(234)	(286)
(345)	—	Acquisitions of subsidiaries, net of cash acquired	(337)	(105)
(42)	(145)	Investments in equity affiliates and other securities	(80)	(252)
(53)	(289)	Increase in long-term loans	(352)	(723)

(1,916)	(2,125)	Total expenditures	(4,918)	(6,334)
22	63	Proceeds from sale of intangible assets and property, plant, and equipment	148	166
(1)	8	Proceeds from sale of subsidiaries, net of cash sold	734	13
21	151	Proceeds from sale of non-current investments	89	803
108	242	Repayment of long-term loans	329	531

150	464	Total divestitures	1,300	1,513
263	(143)	(Increase)/Decrease in short-term investments	108	(422)

(1,503)	(1,804)	CASH FLOW FROM INVESTING ACTIVITIES	(3,510)	(5,243)

		CASH FLOW FROM FINANCING ACTIVITIES
		Issuance and repayment of shares :
24	4	Parent company’s shareholders	69	447
(966)	(1,063)	Purchase of treasury shares	(3,516)	(1,528)
14	7	Minority shareholders	37	25
—	—	Subsidiaries’ redeemable preferred shares	—	—
		Cash dividends paid :
—	—	- Parent company’s shareholders	(2,571)	(2,514)
(6)	(9)	- Minority shareholders	(114)	(93)
(131)	103	Net issuance/(repayment) of long-term debt	1,278	1,187
(437)	6,412	Increase/(Decrease) in short-term borrowings and bank overdrafts	3,070	6,017
(1)	(3)	Other changes, net	(4)	(8)

(1,503)	5,451	CASH FLOW FROM FINANCING ACTIVITIES	(1,751)	3,533

243	7,112	Net increase/decrease in cash and cash equivalents	4,944	7,063
(99)	(186)	Effect of exchange rates and changes in reporting entity on cash & cash equivalents	(234)	152
9,532	3,863	Cash and cash equivalents at the beginning of the year or period	4,966	3,574

9,676	10,789	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	9,676	10,789

		(1) including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 302 millions of euros for the third quarter 2003, 634 millions of euros for the first nine months of 2003.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY
Total

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			retained	translation			Shareholders'
(Amounts in millions of euros)	Number	Amount	earnings	adjustments	Number	Amount	equity

As of December 31, 2001	705,934,959	7,059	30,544	1,252	(37,349,899)	(4,923)	33,932
Cash dividend	—	—	(2,514)	—	—	—	(2,514)
Net income for the 9 months	—	—	4,569	—	—	—	4,569
Elf and Petrofina transactions	491,492	5	16	—	—	—	21
Other issuance of common shares	3,898,466	39	408	—	—	—	447
Purchase of treasury shares	—	—	—	—	(10,670,245)	(1,528)	(1,528)
Cancellation of repurchased shares	—	—	—	—	—	—	—
Translation adjustments	—	—	—	(1,354)	—	—	(1,354)
Other changes, net	—	—	(19)	—	—	—	(19)

As of September 30, 2002	710,324,917	7,103	33,004	(102)	(48,020,144)	(6,451)	33,554
Cash dividend	—	—	—	—	—	—	—
Net income for the fourth quarter	—	—	1,372	—	—	—	1,372
Elf and Petrofina transactions	72,979	1	5	—	—	—	6
Other issuance of common shares	235,859	2	12	—	—	—	14
Purchase of treasury shares	—	—	—	—	(10,450,000)	(1,417)	(1,417)
Cancellation of repurchased shares	(23,443,245)	(234)	(3,224)	—	23,443,245	3,458	—
Translation adjustments	—	—	—	(728)	—	—	(728)
Other changes, net	—	—	(655)	—	—	—	(655)

As of December 31, 2002	687,190,510	6,872	30,514	(830)	(35,026,899)	(4,410)	32,146
Cash dividend	—	—	(2,571)	—	—	—	(2,571)
Net income for the 9 months	—	—	5,435	—	—	—	5,435
Elf transactions	694,279	7	31	—	—	—	38
Other issuance of common shares	835,644	8	61	—	—	—	69
Purchase of treasury shares	—	—	—	—	(27,715,000)	(3,516)	(3,516)
Cancellation of repurchased shares	(9,900,000)	(99)	(1,165)	—	9,900,000	1,264	—
Translation adjustments	—	—	—	(1,367)	—	—	(1,367)
Other changes, net (1)	—	—	47	—	—	—	47

As of September 30, 2003	678,820,433	6,788	32,352	(2,197)	(52,841,899)	(6,662)	30,281

(1)	The change in the category “Other” is primarily due to the effect of the first application of the standard FAS No. 143.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

Third quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	4,263	16,014	4,182	10	—	24,469
- Intersegment sales	2,860	561	165	23	(3,609)	—

Total sales	7,123	16,575	4,347	33	(3,609)	24,469

Depreciation, depletion, and amortization of tangible assets	(841)	(228)	(182)	(13)		(1,264)

Operating income	2,502	335	102	(41)		2,898

Amortization of intangible assets and acquisition goodwill	(3)	(24)	(37)	(6)		(70)
Equity in income (loss) of affiliates and other items	36	77	6	148		267
Tax on net operating income	(1,294)	(101)	(29)	103		(1,321)

Net operating income	1,241	287	42	204		1,774

Net cost of net debt						(24)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(40)

Net income						1,710

Third quarter 2003
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	—	—		—
Tax on net operating income	—	—	—	—		—

Net operating income	—	—	—	—		—

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						—

Third quarter 2003
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	4,263	16,014	4,182	10	—	24,469
- Intersegment sales	2,860	561	165	23	(3,609)	—

Total sales	7,123	16,575	4,347	33	(3,609)	24,469

Depreciation, depletion, and amortization of tangible assets	(841)	(228)	(182)	(13)		(1,264)

Operating income	2,502	335	102	(41)		2,898

Amortization of intangible assets and acquisition goodwill	(3)	(24)	(37)	(6)		(70)
Equity in income (loss) of affiliates and other items	36	77	6	148		267
Tax on net operating income	(1,294)	(101)	(29)	103		(1,321)

Net operating income	1,241	287	42	204		1,774

Net cost of net debt						(24)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(40)

Net income						1,710

Third quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Gross expenditures	1,258	212	453	(7)		1,916
Divestitures at selling price	85	63	10	(8)		150
Cash flow from operating activities(1)	2,569	269	281	130		3,249

(1)	In the Chemicals segment, this figure amounts to 583 millions of euros excluding an amount of 302 millions of euros paid relating to the Toulouse AZF plant explosion

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

Third quarter 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	3,827	16,764	4,825	7	—	25,423
- Intersegment sales	3,202	828	101	28	(4,159)	—

Total sales	7,029	17,592	4,926	35	(4,159)	25,423

Depreciation, depletion, and amortization of tangible assets	(816)	(226)	(200)	(15)	—	(1,257)

Operating income	2,523	99	269	(56)	—	2,835

Amortization of intangible assets and acquisition goodwill	(5)	(9)	(44)	(4)		(62)
Equity in income (loss) of affiliates and other items	80	72	82	200		434
Tax on net operating income	(1,436)	(33)	(98)	103		(1,464)

Net operating income	1,162	129	209	243		1,743

Net cost of net debt						(55)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(51)

Net income						1,637

Third quarter 2002
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	—
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	(1)					(1)

Operating income	75	(8)				67

Amortization of intangible assets and acquisition goodwill
Equity in income (loss) of affiliates and other items	(17)		5	83		71
Tax on net operating income	(81)	3	(2)	(21)		(101)

Net operating income	(23)	(5)	3	62		37

Net cost of net debt
Minority interests and dividends on subsidiaries’ redeemable preferred shares

Net income						37

Third quarter 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	3,827	16,764	4,825	7	—	25,423
- Intersegment sales	3,202	828	101	28	(4,159)	—

Total sales	7,029	17,592	4,926	35	(4,159)	25,423

Depreciation, depletion, and amortization of tangible assets	(815)	(226)	(200)	(15)		(1,256)

Operating income	2,448	107	269	(56)		2,768

Amortization of intangible assets and acquisition goodwill	(5)	(9)	(44)	(4)		(62)
Equity in income (loss) of affiliates and other items	97	72	77	117		363
Tax on net operating income	(1,355)	(36)	(96)	124		(1,363)

Net operating income	1,185	134	206	181		1,706

Net cost of net debt						(55)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(51)

Net income						1,600

Third quarter 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	1,430	287	326	82		2,125
Divestitures at selling price	141	87	62	174		464
Cash flow from operating activities	2,214	249	379	623		3,465

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

9 months 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	13,553	50,617	12,925	24		77,119
- Intersegment sales	8,650	1,712	414	81	(10,857)	—

Total sales	22,203	52,329	13,339	105	(10,857)	77,119

Depreciation, depletion, and amortization of tangible assets	(2,447)	(652)	(548)	(25)		(3,672)

Operating income	7,824	1,570	401	(163)		9,632

Amortization of intangible assets and acquisition goodwill	(11)	(72)	(106)	(16)		(205)
Equity in income (loss) of affiliates and other items	195	233	(389)	446		485
Tax on net operating income	(4,144)	(453)	100	285		(4,212)

Net operating income	3,864	1,278	6	552		5,700

Net cost of net debt						(109)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(156)

Net income						5,435

9 months 2003
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates and other items	—	—	(213)	40		(173)
Tax on net operating income	—	—	21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

9 months 2003
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	13,553	50,617	12,925	24	—	77,119
- Intersegment sales	8,650	1,712	414	81	(10,857)	—

Total sales	22,203	52,329	13,339	105	(10,857)	77,119

Depreciation, depletion, and amortization of tangible assets	(2,447)	(652)	(548)	(25)		(3,672)

Operating income	7,824	1,570	401	(163)		9,632

Amortization of intangible assets and acquisition goodwill	(11)	(72)	(106)	(16)		(205)
Equity in income (loss) of affiliates and other items	195	233	(176)	406		658
Tax on net operating income	(4,144)	(453)	79	295		(4,223)

Net operating income	3,864	1,278	198	522		5,862

Net cost of net debt						(109)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(156)

Net income						5,597

9 months 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	3,554	531	788	45		4,918
Divestitures at selling price	309	120	797	74		1,300
Cash flow from operating activities (1)	7,024	3,312	96	(227)		10,205

(1)	In the Chemicals segment, this figure amounts to 730 millions of euros excluding an amount of 634 millions of euros paid relating to the Toulouse AZF plant explosion

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

9 months 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	11,844	49,054	14,730	14	—	75,642
- Intersegment sales	8,665	1,561	282	81	(10,589)	—

Total sales	20,509	50,615	15,012	95	(10,589)	75,642

Depreciation, depletion, and amortization of tangible assets	(2,548)	(679)	(613)	(37)		(3,877)

Operating income	6,834	656	632	(162)		7,960

Amortization of intangible assets and acquisition goodwill	(16)	(73)	(147)	(11)		(247)
Equity in income (loss) of affiliates and other items	308	192	(259)	864		1,105
Tax on net operating income	(3,893)	(189)	(84)	179		(3,987)

Net operating income	3,233	586	142	870		4,831

Net cost of net debt						(137)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(125)

Net income						4,569

9 months 2002
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	(22)					(22)

Operating income	45	(24)				21

Amortization of intangible assets and acquisition goodwill
Equity in income (loss) of affiliates and other items	(17)	—	(316)	438		105
Tax on net operating income	(247)	8	105	(99)		(233)

Net operating income	(219)	(16)	(211)	339		(107)

Net cost of net debt
Minority interests and dividends on subsidiaries’ redeemable preferred shares						25

Net income						(82)

9 months 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	11,844	49,054	14,730	14	—	75,642
- Intersegment sales	8,665	1,561	282	81	(10,589)	—

Total sales	20,509	50,615	15,012	95	(10,589)	75,642

Depreciation, depletion, and amortization of tangible assets	(2,526)	(679)	(613)	(37)		(3,855)

Operating income	6,789	680	632	(162)		7,939

Amortization of intangible assets and acquisition goodwill	(16)	(73)	(147)	(11)		(247)
Equity in income (loss) of affiliates and other items	325	192	57	426		1,000
Tax on net operating income	(3,646)	(197)	(189)	278		(3,754)

Net operating income	3,452	602	353	531		4,938

Net cost of net debt						(137)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(150)

Net income						4,651

9 months 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	4,629	647	866	192		6,334
Divestitures at selling price	470	169	103	771		1,513
Cash flow from operating activities	5,611	1,635	417	1,110		8,773

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
THE FIRST NINE MONTHS OF 2003

I.	ACCOUNTING POLICIES

The consolidated financial statements of Total and its subsidiaries (together, the Company or Group) have been prepared in accordance with generally accepted accounting principles in France (French “GAAP”) and comply with the principles and methodology relative to consolidated financial statements, Regulation No. 99-02 approved by the decree dated June 22, 1999 of the French Accounting Regulation Committee.

Besides, the Company applies the standards issued by the Financial Accounting Standard Board which are compatible with the French Regulations and which enable, in their current wording, to ensure a true and fair view of the assets and liabilities of the Company and the best comparability with the other oil majors, namely those from North America.

The exceptions to the use of FAS standards are presented in the Annual Report of the Company, and in the Annual Report under US Generally Accepted Accounting Principles (Form 20F) and relate principally to the use of purchase accounting with respect to the business combinations between Total, PetroFina and Elf.

The Company has adopted the Statement of Financial Accounting Standards No. 143 modifying the rules for accounting for asset retirement obligations. FASB No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, at its discounted value, and no longer at its present value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the life of the associated asset. The cumulative effect of the change in accounting principle, which is accounted for in the Group’s shareholders’ equity, has no material effect.

With the exception of the first application of FASB No. 143, the accounting policies applied for the consolidated financial statements as of September 30, 2003 are the same as those used for the Financial Statements as of December 31, 2002.

II.	CHANGES IN THE GROUP STRUCTURE

During the first nine months of 2003, the Company has finalized the sale of its Paints Business, run by Sigma Kalon. The effect of this divestment, accounted for during the first half of 2003, is not material on the Group’s net income.

The Samsung-Atofina Co. Ltd joint-venture, that has been set up on the 1st of August, 2003, entered into the consolidation scope in the third quarter of 2003.

There were no other major changes in the Group structure during the first nine months of 2003.

III.	NON-RECURRING ITEMS

NON-RECURRING ITEMS OF OPERATING INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Corporate	Total

9 months 2003	Restructuring charges	—	—	—	—	—
	Asset impairment	—	—	—	—	—
	Early retirement plan	—	—	—	—	—
	Other items	—	—	—	—	—
	Gain on assets’ sales	—	—	—	—	—

Total		—	—	—	—	—

9 months 2002	Restructuring charges	—	(24)	—	—	(24)
	Asset impairment	(22)	—	—	—	(22)
	Early retirement plan	—	—	—	—	—
	Other items	67	—	—	—	67
	Gain on assets’ sales	—	—	—	—	—

Total		45	(24)	—	—	21

NON-RECURRING ITEMS OF NET INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Corporate	Total

9 months 2003	Restructuring charges	—	—	(34)	—	(34)
	Asset impairment	—	—	—	—	—
	Early retirement plan	—	—	—	—	—
	Other items	—	—	(158)	—	(158)
	Gain on assets’ sales	—	—	—	30	30
	AZF plant explosion - Toulouse	—	—	—	—	—

Total		—	—	(192)	30	(162)

9 months 2002	Restructuring charges	—	(16)	(61)	—	(77)
	Asset impairment	(15)	—	—	—	(15)
	Early retirement plan	—	—	—	—	—
	Other items	(179)	—	(2)	—	(181)
	Gain on assets’ sales	—	—	—	339	339
	AZF plant explosion - Toulouse	—	—	(148)	—	(148)

Total		(194)	(16)	(211)	339	(82)

There were no non-recurring items during the third quarter of 2003.

The non-recurring items that had a positive impact in the first half of 2003 include gains on the sale of Sanofi-Synthélabo shares, while the negative impacts include, in the Chemicals segment, a restructuring charge and a 155 M€ provision related to investigations of anti-trust practices by the European Commission.

In the first nine months of 2002, the non-recurring items that had a positive impact were composed of gains on sales of financial participations. Those that were negative included primarily the deferred tax impact of the change in UK tax laws for exploration and production activities, restructuring charges in the Downstream and Chemicals segments and an increase in the provision related to the explosion at the Toulouse fertilizer plant.

IV.	SHAREHOLDERS’ EQUITY

Shares held by the parent company, TOTAL S.A.

As of September 30, 2003, TOTAL S.A. held 38,677,130 of its own shares, representing 5.7% of its share capital, detailed as follows :

-	10,412,130 shares allocated to covering share purchase option plans for Company employees; these shares are recorded as short-term investments and maintained within the total assets,

-	28,265,000 shares, of which 10,450,000 shares were purchased in the last quarter 2002, and 27,715,000 during the first nine months of 2003, pursuant to the authorization granted by the Ordinaries and Extraordinaries Shareholders’ Meetings held on May 7, 2002 and on May 6, 2003, minus 9,900,000 Company shares cancelled following a reduction in the share capital. These shares are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

As of September 30, 2003, TOTAL S.A. held indirectly, through its subsidiaries 25,082,817 of its own shares, representing 3.7% of its share capital :

-	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments and are recorded in short-term investments in the consolidated financial statements;

-	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval. These shares were deducted from the consolidated shareholders’ equity.

Consolidated statements of changes in shareholders’ equity

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			retained	translation			Shareholders’
(Amounts in millions of euros)	Number	Amount	earnings	adjustments	Number	Amount	equity

As of December 31, 2001	705 934 959	7 059	30 544	1 252	(37 349 899)	(4 923)	33 932
Cash dividend	—	—	(2 514)	—	—	—	(2 514)
Net income for the 9 months	—	—	4 569	—	—	—	4 569
Elf and Petrofina transactions	491 492	5	16	—	—	—	21
Other issuance of common shares	3 898 466	39	408	—	—	—	447
Purchase of treasury shares	—	—	—	—	(10 670 245)	(1 528)	(1 528)
Cancellation of repurchased shares	—	—	—	—	—	—	—
Translation adjustments	—	—	—	(1 354)	—	—	(1 354)
Other changes, net	—	—	(19)	—	—	—	(19)

As of September 30, 2002	710 324 917	7 103	33 004	(102)	(48 020 144)	(6 451)	33 554
Cash dividend	—	—	—	—	—	—	—
Net income for the fourth quarter	—	—	1 372	—	—	—	1 372
Elf and Petrofina transactions	72 979	1	5	—	—	—	6
Other issuance of common shares	235 859	2	12	—	—	—	14
Purchase of treasury shares	—	—	—	—	(10 450 000)	(1 417)	(1 417)
Cancellation of repurchased shares	(23 443 245)	(234)	(3 224)	—	23 443 245	3 458	—
Translation adjustments	—	—	—	(728)	—	—	(728)
Other changes, net	—	—	(655)	—	—	—	(655)

As of December 31, 2002	687 190 510	6 872	30 514	(830)	(35 026 899)	(4 410)	32 146
Cash dividend	—	—	(2 571)	—	—	—	(2 571)
Net income for the 9 months	—	—	5 435	—	—	—	5 435
Elf transactions	694 279	7	31	—	—	—	38
Other issuance of common shares	835 644	8	61	—	—	—	69
Purchase of treasury shares	—	—	—	—	(27 715 000)	(3 516)	(3 516)
Cancellation of repurchased shares	(9 900 000)	(99)	(1 165)	—	9 900 000	1 264	—
Translation adjustments	—	—	—	(1 367)	—	—	(1 367)
Other changes, net (1)	—	—	47	—	—	—	47

As of September 30, 2003	678 820 433	6 788	32 352	(2 197)	(52 841 899)	(6 662)	30 281

(1)	The change in the category “Other” is primarily due to the effect of the first application of the standard FAS No. 143.

V.	SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES

There were no operations on these preferred shares during the first nine months of 2003.

VI.	LONG-TERM DEBT

The Group has issued debenture loans through its subsidiary Total Capital during the first nine months of 2003 :

-	Debenture 5% 2003-2007 (50 million GB Pounds)
-	Debenture 5% 2003-2008 (100 million AUD)
-	Debenture 3,5% 2003-2008 (500 million EUR)
-	Debenture 4,25% 2003-2008 (100 million CAD)
-	Debenture 3,25% 2003-2008 (250 million USD)
-	Debenture 4,5% 2003-2013 (30 million USD)
-	Debenture 5% 2003-2008 (100 million AUD)
-	Debenture 3,5% 2003-2008 (100 million EUR)
-	Debenture 3,5% 2003-2008 (150 million EUR)
-	Debenture 2% 2003-2008 (300 million CHF)

The Group has reimbursed some debenture loans during the first nine months of 2003 :

-	Debenture 2,25% 1998-2003 (200 million CHF), Total S.A.

-	Debenture 2,25% 2000-2003 (150 million CHF), Total S.A.

-	Debenture 6% 1998-2003 (10 billion GRD), Total S.A.

-	Debenture 7,125% 1993-2003 (1 billion FRF), Elf Aquitaine S.A.

In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

INFORMATION BY BUSINESS SEGMENT

(unaudited)

	Amounts in millions of euros

9 months 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	13 553	50 617	12 925	24		77 119
- Intersegment sales	8 650	1 712	414	81	(10 857)	—

Total sales	22 203	52 329	13 339	105	(10 857)	77 119

Depreciation, depletion, and amortization of tangible assets	(2 447)	(652)	(548)	(25)		(3 672)

Operating income	7 824	1 570	401	(163)		9 632

Amortization of intangible assets and acquisition goodwill	(11)	(72)	(106)	(16)		(205)
Equity in income (loss) of affiliates and other items	195	233	(389)	446		485
Tax on net operating income	(4 144)	(453)	100	285		(4 212)

Net operating income	3 864	1 278	6	552		5 700

Net cost of net debt						(109)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(156)

Net income						5 435

9 months 2003
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates and other items	—	—	(213)	40		(173)
Tax on net operating income	—	—	21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

9 months 2003
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	13 553	50 617	12 925	24	—	77 119
- Intersegment sales	8 650	1 712	414	81	(10 857)	—

Total sales	22 203	52 329	13 339	105	(10 857)	77 119

Depreciation, depletion, and amortization of tangible assets	(2 447)	(652)	(548)	(25)		(3 672)

Operating income	7 824	1 570	401	(163)		9 632

Amortization of intangible assets and acquisition goodwill	(11)	(72)	(106)	(16)		(205)
Equity in income (loss) of affiliates and other items	195	233	(176)	406		658
Tax on net operating income	(4 144)	(453)	79	295		(4 223)

Net operating income	3 864	1 278	198	522		5 862

Net cost of net debt						(109)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(156)

Net income						5 597

9 months 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	3 554	531	788	45		4 918
Divestitures at selling price	309	120	797	74		1 300
Cash flow from operating activities (1)	7 024	3 312	96	(227)		10 205

(1)	In the Chemicals segment, this figure amounts to 730 millions of euros excluding an amount of 634 millions of euros paid relating to the Toulouse AZF plant explosion

(unaudited)

	Amounts in millions of euros

9 months 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	11 844	49 054	14 730	14	—	75 642
- Intersegment sales	8 665	1 561	282	81	(10 589)	—

Total sales	20 509	50 615	15 012	95	(10 589)	75 642

Depreciation, depletion, and amortization of tangible assets	(2 548)	(679)	(613)	(37)		(3 877)

Operating income	6 834	656	632	(162)		7 960

Amortization of intangible assets and acquisition goodwill	(16)	(73)	(147)	(11)		(247)
Equity in income (loss) of affiliates and other items	308	192	(259)	864		1 105
Tax on net operating income	(3 893)	(189)	(84)	179		(3 987)

Net operating income	3 233	586	142	870		4 831

Net cost of net debt						(137)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(125)

Net income						4 569

9 months 2002
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	(22)					(22)

Operating income	45	(24)				21

Amortization of intangible assets and acquisition goodwill
Equity in income (loss) of affiliates and other items	(17)	—	(316)	438		105
Tax on net operating income	(247)	8	105	(99)		(233)

Net operating income	(219)	(16)	(211)	339		(107)

Net cost of net debt
Minority interests and dividends on subsidiaries’ redeemable preferred shares						25

Net income						(82)

9 months 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	11 844	49 054	14 730	14	—	75 642
- Intersegment sales	8 665	1 561	282	81	(10 589)	—

Total sales	20 509	50 615	15 012	95	(10 589)	75 642

Depreciation, depletion, and amortization of tangible assets	(2 526)	(679)	(613)	(37)		(3 855)

Operating income	6 789	680	632	(162)		7 939

Amortization of intangible assets and acquisition goodwill	(16)	(73)	(147)	(11)		(247)
Equity in income (loss) of affiliates and other items	325	192	57	426		1 000
Tax on net operating income	(3 646)	(197)	(189)	278		(3 754)

Net operating income	3 452	602	353	531		4 938

Net cost of net debt						(137)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(150)

Net income						4 651

9 months 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	4 629	647	866	192		6 334
Divestitures at selling price	470	169	103	771		1 513
Cash flow from operating activities	5 611	1 635	417	1 110		8 773